Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2008	2009	2010	2011	2012
Earnings:
Income from continuing operations (1)	$26,477	$49,594	$43,080	$108,501	$226,417
Equity income (greater than) less than distributions	(2,875)	(2,871)	3,316	(3,778)	(2,775)
Less: Capitalized interest	(2,355)	(3,401)	(2,499)	(7,583)	(9,238)

Total earnings	$21,247	$43,322	$43,897	$97,140	$214,404

Fixed Charges:
Interest and debt expense	$75,410	$75,147	$89,169	$119,561	$114,980
Capitalized interest	2,355	3,401	2,499	7,583	9,238
Portion of rentals representing an interest factor	6,723	7,052	7,092	10,039	11,865

Total fixed charges	$84,488	$85,600	$98,760	$137,183	$136,083

Earnings available for fixed charges	$105,735	$128,922	$142,657	$234,323	$350,487

Ratio of earnings to fixed charges	1.25	1.51	1.44	1.71	2.58

(1)	Excludes income attributable to noncontrolling interests.